Exhibit 99.1

TAOMEE REPORTS THIRD QUARTER 2014 UNAUDITED FINANCIAL RESULTS

(Shanghai, China — November 25, 2014) — Taomee Holdings Limited (NYSE: TAOM) (“Taomee” or the “Company”), a leading children’s entertainment and media company in China, today reported its unaudited financial results for the third quarter of 2014.

Highlights of the Third Quarter of 2014

•                            Total net revenues were US$12.3 million in the third quarter of 2014, an increase of 17.0% from US$10.5 million in the second quarter of 2014 and a decrease of 21.8% from US$15.8 million in the third quarter of 2013.

•                            Net revenues from online businesses were US$8.8 million in the third quarter of 2014, an increase of 5.6% from US$8.4 million in the second quarter of 2014 and a decrease of 13.7% from US$10.3 million in the third quarter of 2013.

•                            Net revenues from offline businesses were US$3.5 million in the third quarter of 2014, an increase of 61.5% from US$2.1 million in the second quarter of 2014 and a decrease of 36.8% from US$5.5 million in the third quarter of 2013.

•                            Gross profit was US$8.8 million in the third quarter of 2014, an increase of 17.0% from US$7.5 million in the second quarter of 2014 and a decrease of 21.7% from US$11.2 million in the third quarter of 2013.

•                            Income from operations was US$0.1 million in the third quarter of 2014, compared with a loss of US$1.8 million in the second quarter of 2014 and an income of US$1.7 million in the third quarter of 2013.

•                            Non-GAAP net income attributable to holders of ordinary shares was US$3.2 million in the third quarter of 2014, as compared with US$0.2 million Non-GAAP net loss in the second quarter of 2014 and US$2.9 million Non-GAAP net income in the third quarter of 2013.

•                            Non-GAAP basic and diluted earnings per ADS 1 were US$0.09 and US$0.09, respectively, in the third quarter of 2014, as compared with US$0.01 and US$0.01 loss per ADS, respectively, in the second quarter of 2014 and US$0.08 and US$0.08 earnings per ADS, respectively, in the third quarter of 2013.

Key Operating Metrics

•                            The number of active accounts (“ACA”) for the Company’s virtual worlds under operation in mainland China was approximately 59.4 million in the third quarter of 2014, an increase of 41.8% from 41.9 million in the second quarter of 2014 and a decrease of 2.3% from 60.8 million in the third quarter of 2013.

1  Each American depositary share (“ADS”) represents twenty ordinary shares.

•                            Active paying accounts (“APA”) for the Company’s virtual worlds under operation in mainland China were 1.2 million in the third quarter of 2014, an increase of 9.1% from 1.1 million in the second quarter of 2014, and a decrease of 29.4% from 1.7 million in the third quarter of 2013.

•                            Average revenue per user (“ARPU”) for the Company’s virtual worlds under operation in mainland China was approximately RMB43 in the third quarter of 2014, an increase of 4.9% from RMB41 in the second quarter of 2014 and an increase of 19.4% from RMB36 in the third quarter of 2013.

•                            The number of downloads of the mobile applications operated by the Company increased by approximately 4.1 million (including 2.2 million downloads of Reverse World) in the third quarter of 2014, an increase of 156.3% compared with 1.6 million in the second quarter of 2014 and an increase of 10.8% from 3.7 million in the third quarter of 2013.

“In the third quarter, we continued along the path of strengthening the company for its long-term success. We developed new games for both online and mobile platforms, expanded our delivery channels and further explored opportunities in our offline business,” commented Mr. Benson Wang, co-founder and chief executive officer of Taomee.

“We continued to streamline our development and operations in web games while also manage the various product life-cycles of our key franchises.  At the same time, we are developing new mobile games and plan to increase our expansion into new markets through our game publishing partners. We have already launched one mobile game in a number of countries, and expect to further launch two to three games in the next few quarters by applying the same strategy. With respect to our offline business, we continued to experience a few monetization setbacks but accept this as an inevitable challenge when exploring new and relatively uncharted territories in China’s IP licensing business. However, as the intrinsic value of our IP continues to rise in China, we look to further develop and unlock its value in the long-term.”

“We continue to believe in the synergies of our online and offline businesses, which we believe differentiate us from our competitors. As we wind down 2014 and look ahead into 2015, we remain as dedicated as ever to our unique business model, and look forward to delivering on the long-term prospects of our business.”

Unaudited Financial Results for Third Quarter of 2014

Net Revenues

Total net revenues were US$12.3 million in the third quarter of 2014, an increase of 17.0% from US$10.5 million in the second quarter of 2014 and a decrease of 21.8% from US$15.8 million in the third quarter of 2013.

Net revenues from online businesses were US$8.8 million in the third quarter of 2014, an increase of 5.6% from US$8.4 million in the second quarter of 2014 and a decrease of 13.7% from US$10.3 million in the third quarter of 2013.  The quarter-over-quarter (QoQ) increase was primarily due to the seasonality as there were more non-school days in the third quarter than in the second quarter.  The year-over-year (YoY) decrease was mainly driven by the decline in active paying accounts.

Net revenues from offline businesses were US$3.5 million in the third quarter of 2014, an increase of 61.5% from US$2.1 million in the second quarter of 2014 and a decrease of 36.8% from US$5.5 million in the third quarter of 2013.  The QoQ increase was primarily attributable to box-office revenues from our feature film Seer IV: Magic Stone Wars, partially offset by a decrease in sales of our toys business.  The YoY decrease was primarily due to a decrease in our toys business and licensing business.

Cost of Services

Total cost of services was US$3.5 million in the third quarter of 2014, an increase of 17.1% from US$3.0 million in the second quarter of 2014 and a decrease of 22.0% from US$4.5 million in the third quarter of 2013.

Online business related costs were US$1.7 million in the third quarter of 2014, an increase of 3.7% as compared with US$1.7 million in the second quarter of 2014 and a decrease of 15.7% from US$2.1 million in the third quarter of 2013.  The QoQ increase was primarily due to an increase in bandwidth cost.  The YoY decrease was primarily due to a decrease in payroll cost, bandwidth cost and prepaid card production cost.

Offline business related costs were US$1.8 million in the third quarter of 2014, an increase of 34.0% from US$1.3 million in the second quarter of 2014 and a decrease of 27.4% from US$2.4 million in the third quarter of 2013.  The QoQ increase was primarily due to an increase in film production cost, while partially offset by a decrease in costs related to our toy business and licensing business. The YoY decrease was primarily due to a decrease in costs related to our toy business.

Gross Profit and Gross Margin

Gross profit was US$8.8 million in the third quarter of 2014, an increase of 17.0% from US$7.5 million in the second quarter of 2014 and a decrease of 21.7% from US$11.2 million in the third quarter of 2013.

Gross margin was 71.3% in the third quarter of 2014, as compared with 71.3% in the second quarter of 2014 and 71.2% in the third quarter of 2013.

Gross margin for the online business was 80.1% in the third quarter of 2014, as compared with 79.8% in the second quarter of 2014 and 79.6% in the third quarter of 2013.

Gross margin for the offline business was 48.8% in the third quarter of 2014, as compared with 38.3% in the second quarter of 2014 and 55.5% in the third quarter of 2013.

Total Operating Expenses

Total operating expenses were US$8.7 million in the third quarter of 2014, a decrease of 6.5% from US$9.3 million in the second quarter of 2014 and a decrease of 8.8% from US$9.5 million in the third quarter of 2013.

•                  Product development expenses were US$3.9 million in the third quarter of 2014, an increase of 14.2% from US$3.4 million in the second quarter of 2014 and an increase of 10.4% from US$3.6 million in the third quarter of 2013.  The QoQ and YoY increases were primarily due to increases in payroll expenses and outsourcing fees.

•                  Sales and marketing expenses were US$2.3 million in the third quarter of 2014, a decrease of 21.9% from US$2.9 million in the second quarter of 2014 and a decrease of 22.1% from US$2.9 million in the third quarter of 2013.  The QoQ decrease was primarily due to a decrease in promotional expenses associated with film and online virtual worlds. The YoY decrease was primarily due to a decrease in promotional expenses associated with film and animation.

•                  General and administrative expenses were US$4.1 million in the third quarter of 2014, an increase of 32.1% from US$3.1 million in the second quarter of 2014 and an increase of 6.2% from US$3.8 million in the third quarter of 2013.  The QoQ increase was primarily due to an increase in provision for bad debt and unrecoverable prepayments. The YoY increase was primarily due to an increase in provision for bad debt and unrecoverable prepayments, partially offset by a decrease in indirect tax costs related to intercompany service charges. Excluding bad debt and unrecoverable payments, G&A expenses would have decreased 2.1% QoQ and 21.3% YoY.

Income/ (Loss) from Operations

Income from operations was US$0.1 million in the third quarter of 2014, compared with a loss of US$1.8 million in the second quarter of 2014 and a profit of US$1.7 million in the third quarter of 2013.

Impairment Loss on Investment in an Equity Investee

Impairment loss on investment in an equity investee was US$1.4 million in the third quarter of 2014, related to a cost-method investee, Voozclub, in which the Company invested in February 2013. The Company assessed that there was an other-than-temporary decrease in the investment value due to the deteriorating operating and financial performance of such investee. In the second quarter of 2014 and third quarter of 2013, the company did not incur any impairment loss on investment.

Share of Loss from Equity Method Investment

Share of loss from equity method investment was US$0.1 million in the third quarter of 2014, as compared with a loss of US$0.2 million in the second quarter of 2014 and a loss of US$71.5 thousand in the third quarter of 2013.

Income Tax Expense/(Benefit)

Income tax benefit was US$1.7 million in the third quarter of 2014, as compared with US$0.4 million benefit in the second quarter of 2014 and US$0.3 million expense in the third quarter of 2013. The QoQ and YoY increases were mainly due to the reversal of deferred tax liabilities on the undistributed earnings of our variable interest entities (“VIEs”).

Net Income/ (Loss)

Net income attributable to holders of ordinary shares was US$1.2 million in the third quarter of 2014, as compared with US$0.8 million loss in the second quarter of 2014 and US$2.4 million income in the third quarter of 2013.

Basic and diluted earnings per ADS were US$0.03 and US$0.03, respectively, in the third quarter of 2014, as compared with US$0.02 and US$0.02 loss per ADS, respectively, in the second quarter of 2014 and US$0.07 and US$0.06 earnings per ADS, respectively, in the third quarter of 2013.

Non-GAAP net income attributable to holders of ordinary shares was US$3.2 million in the third quarter of 2014, as compared with US$0.2 million net loss in the second quarter of 2014 and US$2.9 million net income in the third quarter of 2013.

Non-GAAP basic and diluted earnings per ADS were US$0.09 and US$0.09, respectively, in the third quarter of 2014, as compared with US$0.01 and US$0.01 loss per ADS, respectively, in the second quarter of 2014 and US$0.08 and US$0.08 earnings per ADS, respectively, in the third quarter of 2013.

Cash and Cash Equivalents

As of September 30, 2014, the Company had US$109.0 million of cash and cash equivalents, as compared with US$104.4 million as of June 30, 2014.

Capital Expenditures

Capital expenditures in the third quarter of 2014 were US$0.3 million, as compared with US$0.3 million in the second quarter of 2014 and US$0.4 million in the third quarter of 2013.  Capital expenditures were used primarily for (i) purchase of computer hardware and equipment, (ii) purchase of intangible assets and (iii) purchase of franchises and online game licensing rights for our pipeline.

Share-based Compensation

Share-based compensation was US$0.6 million for the third quarter of 2014 as compared with US$0.6 million in the second quarter of 2014 and US$0.5 million in the third quarter of 2013.

Recent Business Highlights

•                  Through August to November 2014, Taomee launched Reverse World in multiple countries and regions other than mainland China, including US, Europe, Taiwan, Thailand, Hong Kong and Singapore.  In Thailand, Reverse World ranked as number three of both top-grossing games and most-downloaded games on the iOS platform.

•                  In October 2014, Taomee held a Mole-themed show in Century Park in Pudong District, Shanghai, and over 130,000 people attended the show during the first weekend. The show event demonstrated the enduring popularity of Mole’s World, one of Taomee’s most popular franchises and its continuing attraction of consumers’ attention.

Outlook for Fourth Quarter of 2014

Net revenues of the fourth quarter of 2014 are expected to be within in the range of US$6.3 million to US$6.8 million, which represents a year-over-year decrease of approximately 38% to 42%. This forecast reflects the Company’s current and preliminary view of the operating results, and is subject to future changes.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release presents non-GAAP net income attributable to the Company’s shareholders and non-GAAP earnings per ADS by excluding share-based compensation and impairment charges from net income attributable to the Company’s shareholders and from the calculation of earnings per ADS. The Company believes these non-GAAP financial measures are important to help investors understand the Company’s operating and financial performance compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results.  The use of the above non-GAAP financial measures has certain limitations.  Share-based compensation charge has been and will continue to be incurred and is not reflected in the presentation of the non-GAAP financial measures; it should be considered in the overall evaluation of our results.  None of the non-GAAP measures is a measure of net income attributable to the Company’s shareholders, operating profit, operating performance or liquidity presented in accordance with GAAP. We compensate for these limitations by providing the relevant disclosure of our share-based compensation and impairment charges in our reconciliations to the most directly comparable GAAP financial measures, which should be considered when evaluating our performance. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP.  Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure is set forth at the end of this release.

Conference Call

The Company will host a conference call and live webcast at 7:00 a.m. ET (New York) on Tuesday, November 25, 2014 (which is 8:00 p.m. in China on Tuesday, November 25, 2014). A brief presentation to accompany the conference call will be available on the Company’s IR website (http://ir.taomee.com/phoenix.zhtml?c=243417&p=irol-reportsannual) before the call.

The dial-in details for the live conference call are:

Conference ID:	27838435
U.S. toll-free:	+1-800-742-9301
Hong Kong toll-free:	800-906-648
International:	+61-283-733-610
China Mainland:	400-120-3170
Passcode:	Taomee

A live webcast and archive of the conference call will be available on the Investor Relations section of Taomee’s website at http://www.media-server.com/m/p/ubu7hjzd. A telephone replay of the call will be available after the conclusion of the conference call at 10:00 a.m. ET on November 25, 2014 through 07:59 a.m. ET, December 3, 2014.  The dial-in details for the telephone replay are:

Conference ID:	27838435
International:	+61-2-8199-0299
China:	400-632-2162

About Taomee Holdings Limited

Taomee Holdings Limited (“Taomee” or “the Company”) is China’s leader in children’s entertainment and media. Its award winning content offerings are both engaging and educational, endearing it to children, as well as to parents and teachers. The Company was founded in 2007 with the mission to bring joy and inspiration to children. Its popular character franchises, including SEER and MOLE’S WORLD, are distributed online via virtual worlds, web games and mobile applications, as well as through traditional media, including animated box office films, TV series, books and consumer products, most notably interactive toys and trading cards. Its online community regularly achieves top search ranking in China, Hong Kong and Taiwan. Taomee has been consistently recognized for its leadership and innovative contributions to the children’s market, including accolades from China’s Ministry of Culture and the China Animation Association.

For more information, please visit: http://www.taomee.com/en_taomee.html

Visit online virtual world communities at www.61.com

Watch animations and films at http://v.61.com/

Download mobile games and applications at http://m.61.com/

Share with other parents and caregivers at http://mama.61.com/

Safe Harbor Statements

This press release contains statements that may constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Among other things, the management’s quotations and outlook information contain forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Potential risks and uncertainties include, but are not limited to: the Company’s business strategies and initiatives as well as business plans; future business development, results of operations and financial condition; expected changes in revenues and certain cost or expense items; expectations with respect to increased revenue growth and the Company’s ability to sustain profitability; the Company’s services and products under development or planning; the Company’s ability to attract users and further enhance the Company’s brand recognition; and trends and competition in the children’s entertainment and media market and industry, including those for online entertainment. Further information regarding these and other risks is included in Taomee’s annual report on Form 20-F and other documents filed with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of the press release, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as required under applicable law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, the Company cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

For further information, please contact

Angela Wang

Taomee Holdings Limited

+86-21-61280056 Ext 8651

ir@taomee.com

Taomee Holdings Limited - Unaudited Consolidated Balance Sheets

	In USD	In USD
	September 30	June 30
	2014	2014
ASSETS
Current assets:
Cash and cash equivalents	$108,961,025	$104,352,136
Accounts receivable, net	2,090,815	2,619,406
Inventory	580,637	567,341
Income tax recoverable	1,777,370	1,508,084
Due from related parties	2,605,940	2,348,378
Prepayments and other current assets	2,409,791	5,766,358
Deferred tax assets, current	4,128,439	4,128,238
Total current assets	122,554,017	121,289,941

Investment in equity investees	12,506,565	14,074,861
Property and equipment, net	1,903,930	1,910,457
Prepayments for land use rights and building purchase	2,989,458	2,989,312
Acquired intangible assets	1,168,699	1,229,906
Other assets	1,214,113	2,717,664
Total assets	$142,336,782	$144,212,141

LIABILITIES AND EQUITY

Current liabilities:
Accounts payable	$2,044,158	$2,067,617
Advance from customers	9,003,129	9,797,917
Due to related parties	571,702	461,337
Deferred revenue	11,681,350	12,048,012
Deferred tax liabilities, current	236,495	1,742,161
Accrued expenses and other current liabilities	4,090,763	5,314,824
Total current liabilities	27,627,597	31,431,868

Equity
Taomee Holdings Limited shareholders’ equity Ordinary shares ($0.00002 par value; 875,000,000 shares authorized; 750,390,077 and 747,974,297 shares issued; 710,416,536 and 708,000,756 outstanding as of September 30, 2014 and June 30, 2014, respectively)	15,008	14,960
Treasury stock (at cost)	(11,011,879)	(11,011,879)
Additional paid-in capital	75,815,758	75,280,861
Retained earnings	45,696,507	44,530,764
Accumulated other comprehensive income	3,915,063	3,774,096
Taomee Holdings Limited shareholders’ equity	114,430,457	112,588,802
Noncontrolling interests	278,728	191,471
Total equity	$114,709,185	$112,780,273

TOTAL LIABILITIES AND EQUITY	$142,336,782	$144,212,141

Taomee Holdings Limited - Unaudited Consolidated Statements of Operations

	In USD, except for share data For three months ended
	September 30,	June 30,	September 30,
	2014	2014	2013
Revenues:
Online business, net	$8,854,919	$8,385,495	$10,260,703
Offline business, net	3,488,097	2,159,864	5,518,261
Total net revenues	12,343,016	10,545,359	15,778,964

Cost of services
Online business	(1,761,265)	(1,697,608)	(2,089,815)
Offline business	(1,785,338)	(1,332,060)	(2,457,707)
Total cost of services	(3,546,603)	(3,029,668)	(4,547,522)

Gross profit	8,796,413	7,515,691	11,231,442

Operating income (expenses):
Product development	(3,941,208)	(3,449,780)	(3,568,462)
Sales and marketing	(2,280,113)	(2,920,316)	(2,925,398)
General and administrative	(4,059,122)	(3,072,832)	(3,820,463)
Other operating income	1,585,129	147,346	779,381
Total operating expenses	(8,695,314)	(9,295,582)	(9,534,942)

Income (Loss) from operations	101,099	(1,779,891)	1,696,500

Interest income	642,387	639,340	906,470
Other income (expenses), net	186,162	109,650	204,232
Impairment loss on investment in an equity investee	(1,400,000)	—	—
Income/(Loss) before income taxes and share of profit/(loss) in equity method investments	(470,352)	(1,030,901)	2,807,202

Income tax benefit/(expense)	1,708,088	374,068	(313,048)

Share of profit/(loss) in equity method investments	(104,567)	(180,905)	(71,459)
Net income/(loss)	1,133,169	(837,738)	2,422,695

Less: Net income/(loss) attributable to non-controlling interest	(32,574)	(17,806)	19,586

Net income/(loss) attributable to holders of ordinary shares	$1,165,743	$(819,932)	$2,403,109
Earnings/(Loss) per ADS
-Basic	$0.03	$(0.02)	$0.07
-Diluted	$0.03	$(0.02)	$0.06
Weighted average number of shares used in calculation
- Basic	708,630,255	710,655,033	733,988,549
- Diluted	716,521,745	710,655,033	745,799,224
Weighted average number of ADS used in calculation
- Basic	35,431,513	35,532,752	36,699,427
- Diluted	35,826,087	35,532,752	37,289,961

Taomee Holdings Limited - Unaudited Consolidated Other Comprehensive Income

	In USD, For three months ended
	September 30, 2014	June 30, 2014	September 30, 2013
Net income/(loss)	$1,133,169	$(837,738)	$2,422,695
Other comprehensive income/(loss), net of tax Foreign currency translation adjustments	140,967	(17,037)	294,798

Comprehensive income/(loss)	1,274,136	(854,775)	2,717,493
Comprehensive income/(loss) attributable to noncontrolling interest	(32,574)	(17,806)	19,586

Comprehensive income/(loss) attributable to Taomee Holdings Limited	$1,306,710	$(836,969)	$2,697,907

Taomee Holdings Limited - Reconciliation of Non-GAAP and GAAP Results

	In USD, except for share data For three months ended
	September 30,	June 30,	September 30,
	2014	2014	2013
Reconciliation from Non-GAAP measures to GAAP measures

Non-GAAP net income/(loss) attributable to holders of ordinary shares	$3,160,468	$(235,964)	$2,883,239
Share-based compensation	(594,725)	(583,968)	(480,130)
Impairment loss on investment in an equity investee	(1,400,000)	—	—
GAAP net income/(loss) attributable to holders of ordinary shares	$1,165,743	$(819,932)	$2,403,109

Non-GAAP earnings/(loss) per ADS
-Basic	$0.09	$(0.01)	$0.08
-Diluted	$0.09	$(0.01)	$0.08